SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Loral Space & Communications Inc.
(Name of Issuer)

Voting common stock, par value $0.01 per share
(Title of Class of Securities)

543881106
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒     Rule 13d-1(b)

☐     Rule 13d-1(c)

☐     Rule 13d-1(d)

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1		NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6	SHARED VOTING POWER 473,375
OWNED BY EACH	7	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER 473,375
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,375
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%
12		TYPE OF REPORTING PERSON* IA, PN

.

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SCHEDULE 13G/A

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership.

Item 1(a)	Name of Issuer.

Loral Space & Communications, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

600 Fifth Avenue, New York, NY

Item 2(a)	Name of Person Filing.

Highland Capital Management Fund Advisors, L.P.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

300 Crescent Court, Suite 700 Dallas, Texas 75201

Item 2(c)	Citizenship or Place of Organization.

Highland Capital Management Fund Advisors, L.P. is a Delaware limited partnership.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number.

543881106

Item 3	Reporting Person.

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If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Amount beneficially owned:

Highland Capital Management Fund Advisors, L.P.: 473,375

(b)	Percent of Class:

Highland Capital Management Fund Advisors, L.P.: 2.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Highland Capital Management Fund Advisors, L.P.: 0

CUSIP No. 543881106	13G	Page 5 of 6

(ii)	Shared power to vote or direct the vote:

Highland Capital Management Fund Advisors, L.P.: 473,375

(iii)	Sole power to dispose or to direct the disposition of:

Highland Capital Management Fund Advisors, L.P.: 0

(iv)	Shared power to dispose or to direct the disposition of:

Highland Capital Management Fund Advisors, L.P.: 473,375

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By: Strand Advisors XVI, Inc., its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Sole Member